

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

John M. Duffey
Executive Vice President and Chief Financial Officer
Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, TX 75050

      Re: Six Flags Entertainment Corporation
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 19, 2015
              File No. 001-13703

Dear Mr. Duffey:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Lyn Shenk

                             Lyn Shenk
                             Branch Chief